AB 5/10

06008702

SECU[...] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
66702

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 03 2006
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedrock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Dr. Suite 1205
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

e-Fang Accountancy Corp. & CPA
(Name – *if individual, state last, first, middle name*)

17800 Castleton St. Ste 208 (Address), City of Industry (City), CA (State) 91748 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shelly Singhal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedrock Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 28th day of March, 2006,

by Shelly Singhal

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

A. R. MCCLEER
Commission # 1514554
Notary Public - California
Orange County
My Comm. Expires Sep 20, 2008

(seal) Signature A. R. McCleer

BEDROCK SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Bedrock Securities, LLC

Table of contents

E-FANG ACCOUNTANCY CORP., & CPA

17800 CASTLETON ST., SUTIE 208, CITY OF INDUSTRY, CA 91748

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bedrock Securities LLC

We have audited the accompanying statement of financial condition of Bedrock Securities LLC as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were note engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bedrock Securities LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

e-Fang Accountancy Corp., & CPA
Certified Public Accountants

Evan Fang

City of Industry, USA

March 24, 2006

Bedrock Securities, LLC
Balance Sheet
as of December 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 5, and 6)	$	338,733
Security Owned at fair value (Note 7)		1,514,363
Account held temporarily for customer (Note 8)		219,806
Prepaid expenses		2,292
Total current assets		2,075,194
TOTAL ASSETS	$	2,075,194

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accrued expense	$	4,344
Draft payable (Note 9)		408
Income Tax Payable (Note 4)		2,500
Account held temporarily for customer (Note 8)		219,806
Total liabilities		227,058
MEMBERS' CAPITAL		1,848,136
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	2,075,194

The accompanying notes are an integral part of these financial statements.

Bedrock Securities, LLC
Statement of Operation
For the year ended December 31, 2005

REVENUES		
Commission Income	$	413,700
Interest Income		5,270
Principal Transaction		7,121
Other Income		2,430
Total Revenues		428,522
OPERATING EXPENSES		
Accounting Fees		20,450
Bank Charges		1,897
Commission and Fees		301,238
Insurance Expense		2,304
Licenses Expense		2,110
Office Expense		4,444
Payroll Tax Expense		1,219
Registration and Filing Fees		7,720
Rent Expense (Note 10)		33,600
Telephone Expense		1,200
Wages Expense		12,000
Total Operating Expenses		388,182
NET INCOME BEFORE TAX		40,339
Income Tax Provision (Note 4)		3,300
NET INCOME	$	37,039

The accompanying notes are an integral part of these financial statements.

Bedrock Securities, LLC
Statement of Cash Flow
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 37,039
Adjustments to reconcile net income to cash (used) in operating activities:	
Decrease (increase) in assets:	
Marketable Securities	(15,987)
Prepaid Expenses	(1,083)
Increase (decrease) in liabilities:	
Accrued Expenses	(8,706)
Income Tax Payable	2,500
Net cash provided used by operating activities	13,763
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash used by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Contribution	200,000
Net cash provided by financing activities	200,000
Net increase in cash	213,763
Add: Cash at begginning of period	124,970
CASH AT END OF PERIOD	338,733

The accompanying notes are an integral part of these financial statements.

Bedrock Securities, LLC
Statement of Members' Capital
For the year ended December 31, 2005

Beginning Capital at January 1, 2005	$	113,129
Cash Capital Contribution		200,000
Stock Contribution net of unrealized gain / (loss)		1,497,968
Net Income		37,039
Ending Capital at December 31, 2005	$	$ 1,848,136

The accompanying notes are an integral part of these financial statements.

Bedrock Securities, LLC
Notes to the Financial Statements
December 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Bedrock Securities, LLC (the "Company"), a Delaware Limited Liability company, was incorporate on September 15, 2004. The Company is registered as a broker-dealer with the NASD and as an investment adviser with the State of California, and is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC"). The Company had its corporate office in Newport Beach, California.

The Company provides securities brokerage and advisory services and conducts a general securities business on a fully disclosed basis. The Company has an agreement with a clearing broker to clear securities transactions, carrying customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the exempt provisions of SEC Rule 15c3-3(k)(2)(ii). The Company filed a business expansion request with the NASD and received market making approval by NASD on February, 2006.

The company is 100 % owned by Shelly Singhal.

2. SINGIFICIANT ACCOUNTING POLICIES

The accounting policies of the company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2005. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

Investment Valuations

The Company follows the American Institute of Certificated Public Accountants (AICPA) Audit and Accounting Guide, "Brokers and Dealers in Securities," (the "Guide") when determining market or fair value for financial instruments. Marketable securities, including options, that are listed on foreign or U.S. securities exchanges are valued at closing sales prices on the exchange where such securities are principally traded. Marketable securities listed in the NASDAQ National Market System are valued at the NASDAQ official closing price. Unlisted or listed securities for which closing sales prices are not available are

2. SINGIFICIANT ACCOUNTING POLICIES (CONTINUED)

generally valued at the mean between the latest bid and asked prices. Futures positions on securities or currencies are generally valued at closing settlement prices. Short-term debt securities with a remaining maturity of 60 days or less are valued at amortized cost, which approximates fair value. Other fixed income and debt securities, including listed securities and securities for which price quotations are available, will normally be valued on the basis of valuations furnished by pricing service. Over-the-counter options are normally valued at the mean between the latest bid and asked price. Investments for which valuations or market quotations are unavailable are valued at fair value using methods determined in a good faith by or at the directions of the managing member.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on a trade date basis. Principal transactions in securities are recorded on a trade-date basis. Clients' security transactions are recorded on a settlement-date basis with the related commission income and expenses recorded on a trade-date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-en rates of exchange.

Revenue Recognition

The Company uses the trade date basis of accounting for the recognition for commission income and related clearing expenses as securities transactions occur.
Received investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Investment Transactions and Related Investment Income

Investment transactions are recorded based on the trade date. Realized gain and losses on investment transactions are determined on the basis of FIFO. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

2. SINGIFICIANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

The Company adopted Financial Accounting Standard Board ("FASB") Interpretation No. 46(R), Consolidation of Variable Interest Entities, and interpretation of ARB 51, ("FIN 46R"), as revised, to determine when enterprises should consolidate variable interest entities ("VIE's"). FIN 46R requires that a VIE be consolidated by its "primary beneficiary", who is the party subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. The adoption of FIN 46R will not have a material impact on its statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of Liabilities and Equity, which requires certain financial instruments to be classified as liabilities rather than equity. SFAS No. 150 was effective for the six months ended June 30, 2003 for financial instruments entered into or modified after May 31, 2003, and was otherwise effective July1, 2003 for previously issued instruments. The adoption of SFAS No. 150 did not have a material impact on the financial condition of the company.

3. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's Financial instrument assets comprise: cash, cash segregated for federal and other regulations or deposited with clearing organizations, securities purchased under agreements to resell, and receivables from brokers, dealer and clearing organizations and other assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from customer, which are short term in nature and are reported at amounts approximating fair value.

4. INCOME TAXES

As a limited liability company, the Company is organized as a partnership for federal and state income tax purposes. As such, the federal income tax liability of a limited liability company flows through to its member. The payment of taxes is the responsibility of the individual members of the Company and no provision of income taxes is required.

The Company, however, is subject to California State franchise taxes. The Company is liable for $3,300 franchise tax for the year ended December 31, 2005.

5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in bank (cash in bank at financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000). At December 31, 2005, bank deposit balance exceeded the FDIC insurance amount in the amount of $200,000.

6. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying balance sheet for cash and cash equivalents approximate their fair value.

The Company maintains cash and cash equivalent balances at financial institutions in the United States of America. The financial institution in the United States of America is insured by the Federal Deposit Insurance Corporation up to $100,000.

The components of cash and cash equivalents at December 31, 2005 are as follows:

		2005
Reserve account for minimum capital reserve:		
Financial Institute deposits	$	300,000
Non-restricted cash:		
Bank deposits	$	38,733
Total cash and cash equivalents	$	338,733

The Company considers its investment in money market funds to be cash equivalent.

7. SECURITIES OWNED, MARKETABLE, AT MARKET VALUE

The 100% member has contributed 3,000,000 shares common stock of Small World Kids, Inc. to the Company. The cost of the stock is undetermined. The fair market value of the stock as of December 31, 2005 was $1,500,000. The fair market value of other security owned is $14,363. The fair market values of securities were based principally on market prices and dealer quotes.

8. ACCOUNT HELD TEMPORARILY FOR CUSTOMER

The company operates pursuant to SEC Rule 15c-3-3(k) (2) (ii), the Customer Protection Rule, and conduct its securities business on a fully disclosed basis and should not receive or hold customer funds. The Account Held Temporarily for Customer was customer fund that were inadvertently transferred to a wrong account under the company's custody; the Company has transfer the fund to the account they were intended to send, a FOB account, under the request of the customer and has cleared the account as of March 24, 2005, the financial statement reporting date. This unintentional event of holding customer fund has been fully disclosed and reported to NASD.

9. DRAFT PAYABLE

Draft payable represents amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank or financial institution.

10. RELATED PARTY TRANSACTIONS

The Company shares administrative support, technological resource, office space and equipments in the ordinary course of business with SBI, USA, LLC, Shelly Singhal owns 100% of SBI USA, LLC and 100% Bedrock Securities, LLC. The Company shares those expenses as lease payment to SBI USA, LLC.

11. COMMITMENTS AND CONTINGENCIES

The Company leases for administrative support, office space, equipment and furniture and fixtures with SBI USA, LLC. Future minimum rental commitments under such operating leases are as follows:

Year ending December 31,	
2006	$ 37,800
2007	$ 37,800
2008	$ 37,800

The Company did not involve in any legal proceeding concerning matters arising connection with the conduct of the business as of the reporting date.

12. MINIMUM CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(iii)), which requires the maintenance of minimum net capital. Pursuant to Rule 15c3-1, the Company is required to maintain a minimum net capital of $100,000 or 6 -2/3% of aggregate indebtedness, whichever is greater. At December 31, 2005, the Company had net capital of $331,741 which exceeded required net capital by $231,741 and a ratio of aggregate indebtedness to net capital of 0.02 to 1.